                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 13E-3/A
                                (Amendment No. 1)

          Rule 13e-3 Transaction Statement (Under Section 13(e) of the
                        Securities Exchange Act of 1934)


                    KING POWER INTERNATIONAL GROUP CO., LTD.
                                (Name of Issuer)

                    KING POWER INTERNATIONAL GROUP CO., LTD.

                          KP (THAILAND) COMPANY LIMITED

                               VICHAI RAKSRIAKSORN

                              VIRATANA SUNTARANOND

                               AIMON RAKSRIAKSORN

                               NIPHON RAKSRIAKSORN
                      (Name of Person(s) Filing Statement)

                    Common Stock, $0.001 Par Value per Share
                         (Title of Class of Securities)

                                    495611105
                      (CUSIP Number of Class of Securities)

                               Vichai Raksriaksorn
                    King Power International Group Co., Ltd.
                             27th Floor, Siam Tower
                            989 Rama I Road, Patumwan
                             Bangkok 10330 Thailand
                                 (662) 658-0020

                                 With a copy to:

        Scott D. Clemens, Esq./Ashok K. Lalwani, Esq./Jih-Shian Yeo, Esq.
                                Baker & McKenzie
                              c/o 1 Temasek Avenue
                              #27-01 Millenia Tower
                                Singapore 039192
                                 (65) 6434-2626

      (Name, Address and Telephone Number of Persons Authorized to Receive
       Notices and Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [ ] A tender offer.

d. [ ] None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]


                            CALCULATION OF FILING FEE

        Transaction Valuation*                      Amount of Filing Fee
        ----------------------                      ---------------------
              $9,227,540                                  $1,845.50

*Assumes purchase of 2,302,000 common shares of King Power International Group Co., Ltd. at $3.27 per share, plus a portion of a settlement fund of $1,700,000, before deduction of certain expenses and the representative plaintiffs' attorney fees.

[X] Check box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,845.50

Form or Registration Number: Preliminary Schedule 14A and Amendment No. 1 to
                             preliminary Schedule 14A on Schedule 14C

Filing Party: King Power International Group Co., Ltd.

Date Filed: November 1, 2001 and June 18, 2003


     This Amendment No. 1 to Rule 13e-3 Transaction Statement (this "Statement") is being filed concurrently with the filing of a preliminary Information Statement (the "Information Statement") pursuant to Regulation 14C under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), amending the preliminary proxy statement filed on November 1, 2001. The underlying Rule 13e-3 transaction relates to an Agreement and Plan of Merger, dated as of October 29, 2001, as amended and restated on May 16, 2003 (the "Plan of Merger") by and between King Power International Group Co., Ltd., a Nevada corporation ("King Power" or the "Company") and KP (Thailand) Company Limited, a Nevada corporation ("Newco"). The Plan of Merger provides for the merger (the "Merger") of King Power with and into Newco, with Newco as the corporation surviving the Merger (the "Surviving Corporation"). Newco was formed by Vichai Raksriaksorn, Viratana Suntaranond, Aimon Raksriaksorn and Niphon Raksriaksorn (collectively, the "Controlling Shareholders") for the purpose of acquiring King Power in the Merger.

     The Controlling Shareholders and other shareholders of King Power listed in Appendix A of the Information Statement, exhibited hereto as Exhibit (a)(1) (such shareholders, including the Controlling Shareholders, are collectively referred to herein as the "Majority Shareholders"), currently hold approximately 88.6% of the issued and outstanding common shares, par value U.S.$0.001 per share, of King Power (the "Common Shares"). The Controlling Shareholders, who directly hold approximately 63.1% of the Common Shares, have executed a written consent approving the Agreement and Plan of Merger.

     Immediately prior to, and immediately following, the consummation of the Merger, the Majority Shareholders will own all of the issued and outstanding shares of Newco, in the same proportions, in relation to each other, as they presently hold in King Power, as reflected in Appendix A of the Information Statement.

     The transaction was structured as a cash merger as embodied in the Plan of Merger in order to facilitate the acquisition of all the remaining Common Shares in a single step, with minimal transaction costs and without material disruptions to King Power's operations. As a result of the Merger, each Common Share that is not held by Newco or the Majority Shareholders (a "Non-affiliated Share") will be converted into the right to receive U.S.$3.27 in cash. In addition, as part of a settlement relating to three putative class action lawsuits filed against King Power and its directors, members of the class in such shareholder lawsuits that are holders of Non-affiliated Shares immediately prior to the effective time of the Merger, and who do not request exclusion from the class, will, subject to the terms and conditions of the settlement, be entitled to receive a portion of the settlement fund of U.S.$1.7 million, less certain related expenses and plaintiffs' attorney fees.

     Upon consummation of the Merger, King Power will cease to exist and Newco, as the Surviving Corporation, will be privately held, and there will be no public market for King Power's Common Shares or Newco's equity interests. In addition, registration of King Power's Common Shares will be terminated and King Power will no longer be required to file periodic reports with the Securities and Exchange Commission.

     This Statement is being jointly filed by (i) King Power (the issuer of the class of equity securities that is the subject of the transaction); (ii) Newco;
(iii) Vichai Raksriaksorn; (iv) Viratana Suntaranond; (v) Aimon Raksriaksorn and
(vi) Niphon Raksriaksorn.

     A copy of the Information Statement is attached hereto as Exhibit (a)(1) and a copy of the Plan of Merger is attached as Appendix C to the Information Statement.

     The information contained in the Information Statement, including all appendices thereto, is hereby expressly incorporated herein by reference. As of the date hereof, the Information Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Statement shall have the meanings given to them in the Information Statement.

     The information contained in this Statement and/or the Information Statement concerning King Power was supplied by King Power and none of the other filing persons takes responsibility for the accuracy of such information. Similarly, the information contained in this Statement and/or the Information Statement concerning each filing person other than King Power was supplied by each such filing person and no other filing person, including King Power, takes responsibility for the accuracy of any information not supplied by such filing person.


ITEM 1.        SUMMARY TERM SHEET

               The information contained in the section entitled "Summary Term Sheet" and "Questions And Answers About The Merger" in the Information Statement is incorporated herein by reference.


ITEM 2.        SUBJECT COMPANY INFORMATION

(a) Name and Address. The Information contained in the section entitled "Summary Term Sheet -- The Companies" in the Information Statement is incorporated herein by reference.

(b) Securities. The information contained in the cover page and section entitled "Introduction" in the Information Statement is incorporated herein by reference.

(c) Trading Market and Price. The Information contained in the section entitled "Market Data -- Market" in the Information Statement is incorporated herein by reference.

(d) Dividends. The Information contained in the section entitled "Market Data -- Cash Dividends" in the Information Statement is incorporated herein by reference.

(e)            Prior Public Offerings. None during the past three years.

(f) Prior Stock Purchases. The information contained in the section entitled "Common Shares Purchase Information" in the Information Statement is incorporated herein by reference.


ITEM 3.        IDENTITY AND BACKGROUND OF FILING PERSONS

(a)-(c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons. The information contained in the sections entitled "Summary Term Sheet -- The Companies", "Certain Information Regarding King Power", "Certain Information Regarding Newco", "Certain Information Regarding the Majority Shareholders", "Security Ownership Of Certain Beneficial Owners and Management" and "Directors And Executive Officers" in the Information Statement is incorporated herein by reference. During the last five years, to the best knowledge of King Power, none of King Power's current directors or executive officers, or the filing persons who are natural persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. All current King Power directors and executive officers, and filing persons who are natural persons, are Thai citizens. King Power, one of the filing persons, is also the subject company.


ITEM 4         TERMS OF THE TRANSACTION

(a)(1)         Tender Offers. Not applicable.

(a)(2)(i) Transaction Description. The information contained in the sections entitled "Summary Term Sheet", "Questions and Answers About the Merger" and "The Plan of Merger" in the Information Statement is incorporated herein by reference.

(a)(2)(ii) Consideration. The information contained in the sections entitled "Summary Term Sheet -- The Merger Consideration", "Summary Term Sheet -- The Settlement", "Questions and Answers About the Merger -- What Will I Receive in the Merger?", "The Plan of Merger -- The Merger and Consideration to be Paid in the Merger" and "Special Factors Regarding the Merger -- Shareholder Lawsuits and Settlement" in the Information Statement is incorporated herein by reference.

(a)(2)(iii) Reasons for Transaction. The information contained in the sections entitled "Summary Term Sheet -- The Reasons For the Merger", "Special Factors Regarding the Merger -- Background of the Merger", "Special Factors Regarding the Merger -- The Merger Proposals", "Special Factors Regarding the Merger -- The Board of Directors" and "Special Factors Regarding the Merger -- The Controlling Shareholders' and Newco's Purpose and Reasons for the Merger" in the Information Statement is incorporated herein by reference.

(a)(2)(iv) Vote Required for Approval. The information contained in the section entitled "Summary Term Sheet -- Shareholder Approval Required in Connection with the Merger" and "Introduction" in the Information Statement is incorporated herein by reference.

(a)(2)(v) Differences in the Rights of Security Holders. The information contained in the sections entitled "Special Factors Regarding the Merger -- Certain Effects of the Merger", "The Plan of Merger -- The Merger and Consideration to be Paid in the Merger", "Special Factors Regarding the Merger -- Interests of Certain Persons in the Merger" and "Special Factors Regarding the Merger -- Shareholder Lawsuits and Settlement" in the Information Statement is incorporated herein by reference.

(a)(2)(vi) Accounting Treatment. The information contained in the section entitled "Special Factors Regarding the Merger -- Accounting Treatment" in the Information Statement is incorporated herein by reference.

(a)(2)(vii) Income Tax Consequences. The information contained in the section entitled "Special Factors Regarding the Merger -- Material Federal Income Tax Consequences of the Merger" in the Information Statement is incorporated herein by reference.

(c) Different Terms. The information contained in the sections entitled "Special Factors Regarding the Merger -- Certain Effects of the Merger", "The Plan of Merger -- The Merger and Consideration to be Paid in the Merger" and "Special Factors Regarding the Merger -- Interests of Certain Persons in the Merger" in the Information Statement is incorporated herein by reference.

(d) Appraisal Rights. The information contained in the section entitled "No Dissenters' Rights" in the Information Statement is incorporated herein by reference.

(e) Provisions for Unaffiliated Security Holders. King Power has made no provisions in connection with the Merger to grant unaffiliated security holders access to the corporate files of King Power or to obtain counsel or appraisal services at the expense of King Power.

(f)            Eligibility for Listing or Trading. Not applicable.


ITEM 5         PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a) Transactions. The information contained in the section entitled "Certain Relationships and Related Transactions" in the Information Statement is incorporated herein by reference.

(b),(c) Significant Corporate Events; Negotiations or Contacts. The information contained in the section entitled "Special Factors Regarding the Merger -- Background of the Merger" and "Special Factors Regarding the Merger -- The Merger Proposals" in the Information Statement is incorporated herein by reference.

(e) Agreements Involving the Subject Company's Securities. The information contained in the sections entitled "Summary Term Sheet -- Shareholder Approval Required in Connection with the Merger", "Special Factors Regarding the Merger -- The Merger Proposals" and "Special Factors Regarding the Merger -- Interests of Certain Persons in the Merger" in the Information Statement is incorporated herein by reference.


ITEM 6         PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(b) Use of Securities Acquired. The information contained in the sections entitled "Summary Term Sheet", "Special Factors Regarding the Merger -- Certain Effects of the Merger" and "The Plan of Merger -- The Merger and Consideration to be Paid in the Merger" in the Information Statement is incorporated herein by reference.

(c) Plans. The information contained in the sections entitled "Summary Term Sheet -- The Merger", "Summary Term Sheet -- The Merger Consideration", "Questions And Answers About the Merger -- Will Our Company be a Public Company After the Merger?" "Special Factors Regarding the Merger -- Certain Effects of the Merger", "Special Factors Regarding the Merger -- Interests of Certain Persons in the Merger" and "Certain Information Regarding Newco" in the Information Statement is incorporated herein by reference.


ITEM 7         PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

(a),(c) Purposes; Reasons. The information contained in the sections entitled "Summary Term Sheet -- The Merger Consideration", "Questions And Answers About the Merger", "Special Factors Regarding the Merger -- Background of the Merger", "Special Factors Regarding the Merger -- The Merger Proposals", "Special Factors Regarding the Merger -- The Controlling Shareholders' and Newco's Purpose and Reasons for the Merger" and "Special Factors Regarding the Merger -- Certain Effects of the Merger" in the Information Statement is incorporated herein by reference.

(b) Alternatives. The information contained in the section entitled "Special Factors Regarding The Merger -- The Board of Directors -- Factors Considered by the Board of Directors in Determining Fairness -- (11) Alternative Transactions" in the Information Statement is incorporated herein by reference.

(d) Effects. The information contained in the sections entitled "Summary Term Sheet", "Questions And Answers About the Merger", "Special Factors Regarding the Merger -- The Controlling Shareholders' and Newco's Purpose and Reasons for the Merger", "Special Factors Regarding the Merger -- Benefits and Detriments of the Merger to the Controlling Shareholders", "Special Factors Regarding the Merger -- Interests of Certain Persons in the Merger", "Special Factors Regarding the Merger -- Certain Effects of the Merger", "Special Factors Regarding the Merger -- Financing of the Merger", "Special Factors Regarding the Merger -- Material Federal Income Tax Consequences of the Merger", "Estimated Fees and

               Expenses" and "The Plan of Merger" in the Information Statement is incorporated herein by reference.


ITEM 8         FAIRNESS OF THE TRANSACTION

(a),(b) Fairness; Factors Considered in Determining Fairness. The information contained in the sections entitled "Summary Term Sheet", "Questions and Answers About the Merger", "Special Factors Regarding the Merger -- The Merger Proposals", "Special Factors Regarding the Merger -- The Special Committee", "Special Factors Regarding the Merger -- The Board of Directors", "Special Factors Regarding the Merger -- The Controlling Shareholders' and Newco's Purpose and Reasons for the Merger" and "Special Factors Regarding the Merger -- Detailed Valuation and Opinion of the Financial Adviser" in the Information Statement, and in Appendix B to the Information Statement entitled "Fairness Opinion of CLSA", is incorporated herein by reference.

(c) Approval of Security Holders. The information contained in the section entitled "Summary Term Sheet -- Shareholder Approval Required in Connection With the Merger", "Introduction" and "Special Factors Regarding The Merger -- The Board of Directors -- Factors Considered by the Board of Directors in Determining Fairness -- (2) Retention of Unaffiliated Representative and Approval of Security Holders" in the Information Statement is incorporated herein by reference.

(d) Unaffiliated Representative. The information contained in the sections entitled "Special Factors Regarding The Merger -- The Board of Directors -- Factors Considered by the Board of Directors in Determining Fairness -- (2) Retention of Unaffiliated Representative and Approval of Security Holders" and "Special Factors Regarding the Merger -- The Special Committee" in the Information Statement is incorporated herein by reference.

(e) Approval of Directors. The information contained in the sections entitled "Special Factors Regarding the Merger -- The Special Committee" in the Information Statement is incorporated herein by reference.

(f)            Other Offers. None.


ITEM 9         REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

(a)-(c) Report, opinion, or appraisal; Preparer and summary of the report, opinion or appraisal; Availability of documents. The information contained in the sections entitled "Special Factors Regarding the Merger -- The Merger Proposals -- The Revised Merger Proposal", "Special Factors Regarding the Merger -- Detailed Valuation and Opinion of the Financial Adviser", "Special Factors Regarding the Merger -- The Original 2001 Merger Proposal" and "Available Information" in the Information Statement, and in Appendix B to the Information Statement entitled "Fairness Opinion of CLSA", is incorporated herein by reference.


ITEM 10        SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

(a),(b),(d) Source of Funds; Conditions; Borrowed Funds. The information contained in the section entitled "Special Factors Regarding the Merger -- Financing of the Merger" in the Information Statement is incorporated herein by reference.

(c) Expenses, The information contained in the section entitled "Estimated Fees and Expenses" in the Information Statement is incorporated herein by reference.


ITEM 11        INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a) Securities Ownership. The information contained in the section entitled "Security Ownership of Certain Beneficial Owners and Management" in the Information Statement is incorporated herein by reference.

(b)            Securities Transactions. None.


ITEM 12        THE SOLICITATION OR RECOMMENDATION

(d) Intent to Tender or Vote in a Going-Private Transaction. The information contained on the cover page of the Information Statement and in the sections entitled "Summary Term Sheet -- Shareholder Approval Required In Connection With The Merger", "Special Factors Regarding the Merger -- The Controlling Shareholders' and Newco's Purpose and Reasons for the Merger" and "The Plan of Merger -- The Merger and Consideration to be Paid in the Merger" in the Information Statement is incorporated herein by reference.

(e) Recommendations of Others. The information contained in the section entitled "Summary Term Sheet -- Recommendation of the Special Committee and Approval of our Board of Directors", "Special Factors Regarding the Merger -- The Special Committee" and "Special Factors Regarding the Merger -- The Board of Directors" in the Information Statement is incorporated herein by reference.


ITEM  13       FINANCIAL STATEMENTS

(a) Financial Information. The information contained in the section entitled "Selected Consolidated Financial Data" in the Information Statement, and in Appendices D and E of the Information Statement, is incorporated herein by reference.

(b)            Pro Forma Information. Not applicable.


ITEM 14        PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

(a),(b)        Solicitations or Recommendations; Employees and Corporate Assets.
               The information contained in the sections entitled "Summary Term Sheet", "Special Factors Regarding the Merger -- The Merger Proposals", "Special Factors Regarding the Merger -- The Special Committee" and "Special Factors Regarding the Merger -- The Board of Directors" in the Information Statement is incorporated hereby by reference.


ITEM 15        ADDITIONAL INFORMATION

(b)            Other Material Information. None.


ITEM 16        EXHIBITS

(a)(1)         Preliminary Information Statement.

(b)            Not applicable.

(c)(1)         Fairness Opinion, dated October 11, 2001.*

(c)(2) Board Presentation dated September 20, 2001 by CLSA to the Board of Directors of King Power.*

(c)(3)         Finansa's Valuation Report dated October 1, 2001.*

(c)(4) Text of Finansa's Letter to King Power dated March 22, 2002 Relating to its Valuation Report.

(c)(5)         CLSA's Preliminary Valuation dated March 12, 2001.

(c)(6)         CLSA's Preliminary DCF Analysis dated August 21, 2001.

(c)(7) Board Presentation dated August 14, 2002 by CLSA to the Board of Directors of King Power.

(c)(8) Transcript of CLSA's preliminary view dated April 9, 2003 as to whether its detailed valuation range as presented in its Board Presentation dated August 14, 2002 remained valid.

(c)(9) CLSA's Fairness Opinion, dated April 23, 2003 (included as Appendix B to the Preliminary Information Statement, which is filed herewith as Exhibit 99.(a)(1)).

(d)(1) Agreement and Plan of Merger, dated October 29, 2001, as amended and restated on May 16, 2003 (incorporated herein by reference to Appendix C to the Preliminary Information Statement which is filed herewith as Exhibit 99.(a)(1)).

(d)(2) Stipulation of Settlement dated May 16, 2003 entered into by counsel to the parties to the consolidated action Pennsylvania Avenue Partners LLC, On Behalf of Itself and All Others Similarly Situated vs. King Power International Group Co., Ltd, Vichai Raksriaksorn, Viranata Suntaranond, Aimon Raksriaksorn, Suwan Panyapas, Dharmnoon Prachuabmoh, Chulchit Bunyaketu and Preeyaporn Thavornun, Case Number A455306.

(f)            Not applicable.

(g)            Not applicable.

------------
*  Previously filed.


           CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

     This Statement includes and incorporates by reference statements that are not historical facts. These forward-looking statements are based on our current estimates and assumptions and, as such, involve uncertainty and risk. Forward-looking statements include the information concerning our possible or assumed future results of operations and also include those preceded or followed by the words "anticipates", "believes", "estimates", "expects", "should", "could", "targets" and "may" or similar expressions. The forward-looking statements are not guarantees of future performance, and actual results may differ materially from those contemplated by such forward-looking statements.

     Except to the extent required under the federal securities laws, we do not intend to update or revise the forward-looking statements to reflect circumstances arising after the date of the preparation for the forward-looking statements.

                                    SIGNATURE

     After due inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. Dated as of the 17th day of June 2003.



KING POWER INTERNATIONAL GROUP CO., LTD.



By: /s/ Vichai Raksriaksorn
    --------------------------------------------
Name:  Vichai Raksriaksorn
Title: Group Chairman, CEO and Director



KP (THAILAND) COMPANY LIMITED



By: /s/ Viratana Suntaranond
    --------------------------------------------
Name:  Viratana Suntaranond
Title: President



    /s/ Vichai Raksriaksorn
    --------------------------------------------
    VICHAI RAKSRIAKSORN



    /s/ Viratana Suntaranond
    --------------------------------------------
    VIRATANA SUNTARANOND



    /s/ Aimon Raksriaksorn
    --------------------------------------------
    AIMON RAKSRIAKSORN



    /s/ Niphon Raksriaksorn
    --------------------------------------------
    NIPHON RAKSRIAKSORN

                                  EXHIBIT INDEX

EXHIBIT                    DESCRIPTION
Exhibit 99.(a)(1)          Preliminary Information Statement.

Exhibit 99.(c)(1)          Fairness Opinion dated October 11, 2001.*

Exhibit 99.(c)(2)          Board Presentation dated September 20, 2001 by CLSA to the Board of Directors of King Power.*

Exhibit 99.(c)(3)          Finansa's Valuation Report dated October 1, 2001.*

Exhibit 99.(c)(4)          Text of Finansa's Letter to King Power dated March 22, 2002 Relating to its Valuation Report.

Exhibit 99.(c)(5)          CLSA's Preliminary Valuation dated March 12, 2001.

Exhibit 99.(c)(6)          CLSA's Preliminary DCF Analysis dated August 21, 2001.

Exhibit 99.(c)(7)          Board Presentation dated August 14, 2002 by CLSA to the Board of Directors of King Power.

Exhibit 99.(c)(8)          Transcript of CLSA's preliminary view dated April 9, 2003 as to whether its detailed valuation range as presented in its Board Presentation dated August 14, 2002 remained valid.

Exhibit 99.(c)(9)          CLSA's Fairness Opinion, dated April 23, 2003 (included as Appendix B to the Preliminary Information
                           Statement, which is filed herewith as Exhibit 99.(a)(1)).

Exhibit 99.(d)(1)          Agreement and Plan of Merger, dated October 29, 2001, as amended and restated on May 16, 2003 (included as Appendix C to the Preliminary Information Statement which is filed herewith as Exhibit 99.(a)(1)).

Exhibit 99.(d)(2)          Stipulation of Settlement dated May 16, 2003 entered into by counsel to the parties to the consolidated action Pennsylvania Avenue Partners LLC, On Behalf of Itself and All Others Similarly Situated vs. King
                           Power International Group Co., Ltd, Vichai Raksriaksorn, Viranata Suntaranond, Aimon Raksriaksorn, Suwan
                           Panyapas, Dharmnoon Prachuabmoh, Chulchit Bunyaketu and Preeyaporn Thavornun, Case Number A455306.

------------
*  Previously filed.